

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2010

Oliver Xing
Chief Executive Officer
Ontario Solar Energy Corporation
255 Duncan Mill Road, Suite 203
Toronto, Ontario
Canada M3B 3H9

      Re: Ontario Solar Energy Corporation
             Amendment No. 1 to Registration Statement on Form F-1
             Filed April 19, 2010
             File No. 333-165163

Dear Mr. Xing:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 4 in our letter dated March 30, 2010. Please note that we will be unable to complete our review of your filing until you have provided us with a detailed legal analysis of why this is a valid secondary offering and not an offering by or on behalf of the issuer.

2.   We note your response to comment 6 in our letter dated March 30, 2010. Your prospectus continues to contain jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. For example only, we note that following terms:

· Biomass fuels;

· DC power;

· Grid-tie inverters; and

· Electric rate tiers.

Please revise your document and replace technical jargon with plain English descriptions.

Risk Factors, page 3

3.   We note your response to comment 8 in our letter dated March 30, 2010. It does not appear that you have addressed our comment in your amendment and therefore, we reissue it in its entirety. Please revise to include a discussion of the material risks related to your proposed business of providing consulting services related to solar energy. In addition, please discuss the risks associated with the fact that your sole officer, director and employee has no business experience with solar energy consulting. Refer to Item 503(c) of Regulation S-K for guidance.

4.   We note your response to comment 9 in our letter dated March 30, 2010 and we reissue it in its entirety. We note your disclosure on page 28, which states that you do not have any policies or procedures for the review, approval or ratification of related party transactions. Please include a risk factor that discusses the potential effect of this risk on your business and operations.

1. Our auditor has issued a going concern, page 5

5.   Please expand this to disclose your cumulative net loss since inception and disclose that you will require sufficient financing to continue your business.

6. Because Oliver Xing, our sole shareholder will own more than 38.99% . . . , page 7

6.   Please revise this risk factor to reflect Mr. Xing's total beneficial ownership amounts. We note the disclosure contained in your beneficial ownership and selling shareholder tables, which indicate that Mr. Xing is the beneficial owner of shares held by Early Bird Capital Corp. and 1547698 Ontario Limited.

9. Since we are a Canadian company and all of our . . . page 7

7.   We note your response to comment 12 in our letter dated March 30, 2010, which we reissue in part. Please provide unequivocal disclosure regarding the ability or inability of shareholders to either bring actions or have judgments obtained elsewhere

enforced in Canada. State, for example, what actions may be brought in Canada and whether you are aware of instances where U.S. or non-resident shareholders have brought suits or had judgments enforced.

Management's Discussion and Analysis or Plan of Operations, page 10

8.   We note your response to comment 13 in our letter dated March 30, 2010. You continue to state in this section that you have initiated limited operations, which is inconsistent with other statements that you have not commenced operations. Please revise accordingly.

Plan of Operation, page 10

9.   We note your response to comment 16 in our letter dated March 30, 2010. Please include an appropriate risk factor discussing your marketing plans.

10.   Please revise to disclose the estimated cost for your website design and implementation.

11.   We note your response to comment 20 in our letter dated March 30, 2010. Your disclosure that potential clients will not know about you until your website is fully operational appears to be inconsistent with your statement that Mr. Xing has already initiated contact with several businesses and that he intends to use traditional promotional sources, such as publications, letters and flyers, to promote your business. Please revise for consistency.

Liquidity and capital resources, page 13

12.   We note your response to comment 14 in our letter dated March 30, 2010. Please disclose whether your sole officer and director has entered into any agreements, verbal or written, to provide loans to you. To the extent that he has entered into an agreement with you, please disclose the material terms and conditions of such agreement.

Business, page 14

13.   We note your response to comment 22 in our letter dated March 30, 2010 and your revision on page 17 that your "sole officer and director believes that escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power systems will continue to grow . . . based upon his observations over the last two years." We further note, however, that Mr. Xing has no previous experience in the solar power energy field. Therefore, please explain how he concluded that the demand for solar power will continue to grow.

Our Strategy, page 19

14.   We note several instances where you make references to a prospective client that may utilize your services. Please tell us, with a view towards disclosure, whether you have any tentative or pending business agreements or business combination transactions.

15.   We note your response to comment 24 in our letter dated March 31, 2010. Please revise this section and your Plan of Operation section to indicate whether you have initiated contact with third parties who will consult with you to provide your advisory services, when you plan to begin using third parties to provide such services and how you intend to pay for third party services.

Target Market, page 19

16.   We note that you intend to provide advisory services to individual households, however, you do not describe how you intend to target the individual household market and instead your disclosure focuses on companies. Please revise to more fully describe your business as it relates to the individual household market.

17.   We note your response to comment 28 in our letter dated March 30, 2010. Please revise to remove statements that you "have developed a portfolio which is attracting considerable interest . . ." and that the "growth in the market is providing immediate business opportunities for the early mover companies such as ours." These statements are not consistent with your status as a start-up company with no contracts, clients or revenues and disclosure that you have not yet commenced operations.

Principal and Selling Shareholders, page 244

18.   Refer to the beneficial ownership table on page 24. We note that Early Bird Capital Corporation and 1547698 Ontario Limited both hold more than 5% of your total outstanding shares. Therefore, both of those entities should be named in the beneficial ownership table, not just in the footnotes to the table. Shares held by these entities will appear twice in the table: once for the direct ownership and once for the beneficial ownership by Mr. Xing. Please revise accordingly.

19.   We note your response to comment 33 in our letter dated March 30, 2010. Please revise to reflect Mr. Xing's total beneficial ownership amount prior to the offering as 10,000,000 shares of common stock, consistent with the amount shown in the beneficial ownership table on page 24. Also, please ensure that the beneficial ownership amounts of spouses include the combined total of shares held by both spouses. For example, the beneficial ownership amount for Cora Ke Chen should include the shares held by Ms. Chen and the shares held by her husband, Duncan Ma. Currently, it is not clear whether each of Ms. Chen and Mr. Ma holds 10,000 shares, for a total of 20,000 shares, or if 10,000 shares reflects the combined total.

Related Party Transactions, page 27

20.   We note that in September 2009, you issued 6,000,000 restricted shares of common stock to your sole officer and director in consideration of $60,000. We further note your disclosure on page 23 that Mr. Xing received compensation in the form of a stock award for $60,000. Please revise to clarify whether the stock award was separate from Mr. Xing's purchase of shares for $60,000 cash. If so, please revise the beneficial ownership and selling stockholder tables to reflect Mr. Xing's total share ownership amount, which currently is stated as 6 million shares. Otherwise, please revise to clarify that Mr. Xing's shares were issued as compensation rather than a purchase for cash.

Memorandum of Articles of Association and Description of Securities, page 28

21.   We note your response to comment 36 in our letter dated March 30, 2010. Please revise to include discussion of whether and how shareholders may call meetings.

Distributions, page 39

22.   We reissue comment 39 in our letter dated March 30, 2010. Additionally, if material, include an appropriate risk factor discussing any currency exchange fluctuation effects.

Holders Not Resident in Canada, page 45

23.   We note your response to comment 43 in our letter dated March 30, 2010. Please discuss the material provisions of the property tax.

Plan of Distribution; Terms of the Offering, page 47

24.   We note your response to comment 48 in our letter dated March 30, 2010. The revised disclosure appears to address indemnification provisions relating to your officers and directors. Please revise, as previously requested, to briefly describe the liabilities for which you have agreed to indemnify the selling shareholders. We refer to the fourth paragraph on page 49, which states that you will indemnify the selling security holders.

Financial Statements

Notes to Interim Financial Statements

3. Common Stock, page F-8

25.   We have considered your response to comment 50 in our letter dated March 30, 2010. Please explain to us why the common shares were not issued at the time cash was received from investors.

5. Related Party Transactions, page F-9

26.   We have read your response to comment 51 in our letter dated March 30, 2010. We remain unclear why the value of your stock increased by as much as $0.27 per share in approximately two months.   Please provide additional information supporting your valuations.

Part II – Information Not Required In The Prospectus

Item 7. Recent Sales of Unregistered Securities, page 63

27.   We note your response to comment 53 in our letter dated March 30, 2010. Please tell us why you have included the 11,541,666 shares in this section if the shares were not issued.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Conrad C. Lysiak
    Via facsimile (509) 747-1770